COWEN AND COMPANY, LLC

599 Lexington Avenue

New York, NY 10022

December 4, 2020

VIA EDGAR

Ronald Alper

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Concord Acquisition Corp
Registration Statement on Form S-1
Filed October 23, 2020, as amended
File No. 333-249654

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several underwriters, hereby joins in the request of Concord Acquisition Corp that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Monday, December 7, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 350 copies of the Preliminary Prospectus dated December 2, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

COWEN AND COMPANY, LLC

By:	/s/ Chris Weekes
	Name:	Chris Weekes
	Title:	Managing Director

As Representative of the several underwriters

[Signature Page to Underwriter’s Acceleration Request Letter]